SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated December 22, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: December 31, 2015

Eni: Financial Calendar 2016

Dates for the review and announcement of 2016 financial results

San Donato Milanese (Milan), December 22, 2015 - Eni announces the dates for the publication of its 2016 financial results as approved by the Board of Directors and at the Shareholders’ Meeting:

Fourth quarter 2015 results and preliminary financial statements as at December 31, 2015 Dividend announcement for the 2015 financial year	Meeting of the Board of Directors	February 25, 2016
	Press release and conference call	February 26, 2016
Consolidated financial statements as at December 31, 2015 and draft separate financial statements as at December 31, 2015 Dividend proposal for 2015	Meeting of the Board of Directors	March 17, 2016
	Press release	March 17, 2016
	Press release and strategy presentation	March 18, 2016
First quarter 2016 results	Meeting of the Board of Directors	April 28, 2016
	Press release and conference call	April 29, 2016*
Financial statements as at December 31, 2015	Shareholders’ Meeting	May 12, 2016 (single call)
	Press release	May 12, 2016

Second quarter 2016 results and interim financial report as at June 30, 2016 Interim dividend announcement for the financial year 2016	Meeting of the Board of Directors	July 28, 2016
	Press release and conference call	July 29, 2016*
Board resolution on 2016 interim dividend	Meeting of the Board of Directors	September 15, 2016
	Press release	September 15, 2016
Third quarter 2016 results	Meeting of the Board of Directors	October 27, 2016
	Press release and conference call	October 28, 2016*

* Press Release will be issued in the morning (non-trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.

The balance of the dividend for the 2015 financial year will be paid on May 25, 2016 (ex-dividend date: May 23, 2016; record date: May 24, 2016) and the interim dividend for the 2016 financial year will be paid on September 21, 2016 (ex-dividend date: September 19, 2016; record date: September 20, 2016).

The market will be notified of any amendments to the above calendar.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com